                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                 Texoil, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  882906 20 9
                   -----------------------------------------
                                 (CUSIP Number)


                                Paul E. McCollam
                   c/o Resource Investors Management Company
                             600 Travis, Suite 6875
                              Houston, Texas 77002
                                 (713) 229-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              November 19, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  882906 20 9                                        Page 2 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Resource Investors Management Company Limited Partnership  06-1148341
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                          AF

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                                        0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                                       4,750,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------



                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 3 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          RIMCO Associates, Inc.            06-1144208
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                          AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Connecticut

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                                        0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                                       4,750,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 4 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          RIMCO Partners, L.P.              06-1208375
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*


                          WC
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

           NUMBER OF                                     0
            SHARES             -------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER
           OWNED BY
             EACH
          REPORTING                                     1,330,000
            PERSON
             WITH              -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER


                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        1,330,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,330,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          22.5%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 5 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          RIMCO Partners, L.P. II           06-1264592
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*


                          WC
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]



--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

           NUMBER OF                                    0
            SHARES             -------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER
           OWNED BY
             EACH
          REPORTING                                     1,330,000
            PERSON
             WITH              -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER


                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        1,330,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,330,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          22.5%
--------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 6 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          RIMCO Partners, L.P. III          06-1291935
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                          WC

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                                        0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                                       570,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        570,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          570,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          11.1%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------



                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 7 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          RIMCO Partners, L.P. IV           06-1327489
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                          WC
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware

                          United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                                        0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                                       1,520,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                                        0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                        1,520,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,520,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          24.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                          PN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 8 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Roy V. Hood

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS  (See Instructions)

                  AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                               0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                              4,750,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                               0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                               4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                       Page 9 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Paul E. McCollam
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                               0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                              4,750,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                               0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                               4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON  (See Instructions)

                  IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                      Page 10 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Stephen F. Oakes
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                               0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                              4,750,000
          REPORTING            -------------------------------------------------
            PERSON             9       SOLE DISPOSITIVE POWER
             WITH
                                               0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                               4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON  (See Instructions)

                  IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                      Page 11 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David R. Whitney
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                               0
           NUMBER OF           -------------------------------------------------
            SHARES             8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                              4,750,000
          REPORTING
           PERSON              -------------------------------------------------
            WITH               9       SOLE DISPOSITIVE POWER


                                               0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                               4,750,000
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON  (See Instructions)

                  IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   882906 20 9                                      Page 12 of 21 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  John B. Parsons
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

           NUMBER OF                           0
            SHARES             -------------------------------------------------
         BENEFICIALLY          8       SHARED VOTING POWER
           OWNED BY
             EACH
           REPORTING                           4,750,000
            PERSON
             WITH              -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                               0
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                               4,750,000

--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,750,000 shares
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.9%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON  (See Instructions)

                  IN
--------------------------------------------------------------------------------


                *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                             Page 13 of 21 Pages

         This Amendment No. 2 on Schedule 13D/A ("Amendment No. 2") to the Statement on Schedule 13D (as amended by Amendment No. 1 on Schedule 13D/A) ("Schedule 13D") is filed on behalf of each of RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III, RIMCO Partners, L.P. IV, Resource Investors Management Company Limited Partnership, RIMCO Associates, Inc., Roy
V. Hood, Paul E. McCollam, Stephen F. Oakes, David R. Whitney and John B. Parsons (the "Reporting Persons").

         This Amendment No. 2 is filed to reflect the funding and acquisition of an additional amount of 10% senior secured exchangeable general obligation notes of Texoil Company ("Subsidiary"), a wholly owned subsidiary of Texoil, Inc. (the "Company"). The Exchangeable Notes (as defined below) are exchangeable for common stock of the Company, par value $.01 per share (the "Common Stock"), as described below. See the summary in Item 3 below for the number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons upon full funding of the Exchangeable Notes.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 1.   Security and Issuer: No change to this Item.

Item 2.   Identity and Background: No change to this Item.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby deleted in its entirety and replaced with the following:

         RIMCO I, RIMCO II, RIMCO III and RIMCO IV (the "Limited Partnerships") entered into an agreement on September 6, 1996, to acquire up to $3,000,000 of 10% Senior Secured Exchangeable General Obligation Notes (the "Tranche A Exchangeable Notes"), in addition to up to $5,000,000 of Senior Secured General Obligation Notes, which are not exchangeable (the "Senior Notes"). The Tranche A Exchangeable Notes have been fully funded and, pursuant to the Amended and Restated Guaranty and Exchange Agreement dated as of May 21, 1997 (the "Restated Exchange Agreement"), each of the Limited Partnerships has the right to exchange the outstanding principal balance of its Tranche A Exchangeable Note at an exchange price of $0.80 per share, subject to adjustment, for shares of Common Stock of the Company.

         Pursuant to the Amended and Restated Note Purchase Agreement entered into as of May 21, 1997 (the "Restated Note Purchase Agreement"), among the Limited Partnerships, the Company and Subsidiary, the Limited Partnerships agreed, subject to the satisfaction of certain conditions, to purchase up to an additional aggregate principal amount of $1,500,000 of 10% Senior Secured Exchangeable General Obligation Notes (the "Tranche C Exchangeable Notes"), in addition to the Tranche A Exchangeable Notes (collectively, with the Tranche C Exchangeable Notes, the "Exchangeable Notes"). The Tranche A and Tranche C Exchangeable Notes have been fully funded, and, pursuant to the Restated Exchange Agreement, assuming the exchange of the such Tranche A Exchangeable Notes and Tranche C Exchangeable Notes at an exchange price of $.80 and $1.50 per share (subject to adjustment), respectively, the Limited Partnerships have the right to receive the number of shares set forth below:

                                      Tranche A Note          Tranche C Note     Total Shares Received
                   Purchaser          Purchase Amount         Purchase Amount      or to be Received
                   ---------          ---------------         ---------------    ---------------------
                   RIMCO I              $  840,000              $  420,000              1,330,000
                   RIMCO II                840,000                 420,000              1,330,000
                   RIMCO III               360,000                 180,000                570,000
                   RIMCO IV                960,000                 480,000              1,520,000
                                        ----------              ----------              ---------
                   Total                $3,000,000              $1,500,000              4,750,000

                                                             Page 14 of 21 Pages

          The funds for the purchase of the Exchangeable Notes were provided out of the working capital of the Limited Partnerships.

Item 4.   Purpose of Transaction:

Item 4 is hereby deleted in its entirety and replaced with the following:

         The Exchangeable Notes were acquired for purposes of investment for the accounts of the respective Limited Partnerships and have been fully funded. The outstanding principal amounts of the Exchangeable Notes are exchangeable at any time prior to the close of business on September 1, 1999. Based on an ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other investment opportunities available to the Reporting Persons, offers to purchase shares of Common Stock, general economic conditions and other future developments, the Reporting Persons may decide to exchange the Exchangeable Notes, or sell or seek the sale of all or part of the Exchangeable Notes or the beneficial holdings of the Common Stock held by the respective Limited Partnerships.

         The Company, the Subsidiary and the Limited Partnerships are parties to the Restated Note Purchase Agreement. Resource Investors Management Company ("RIMCO") is the controlling general partner of the Limited Partnerships.
Under the Restated Note Purchase Agreement, the Limited Partnerships have agreed to provide up to $9,500,000 in three separate financings, the Tranche A Exchangeable Notes, the Senior Notes and the Tranche C Exchangeable Notes.

         In connection with initial financing on September 6, 1996, the Company's Board of Directors expanded the number of directors to seven and elected Gary Milavec, a Vice President of RIMCO Associates, Inc. ("Associates," RIMCO's general partner), to fill the vacancy created thereby. Mr. Milavec became the Secretary of the Company in October 1996. Immediately following any date on which the aggregate outstanding principal of the Tranche A Exchangeable Notes and the Senior Notes shall exceed $5,000,000, the Company has agreed to use its best efforts, subject to applicable law, to increase the size of its Board of Directors by one additional director and to cause the election of an additional designee of RIMCO to serve as director to fill the resulting vacancy on the Company's Board. As long as the aggregate principal amount of the Tranche A Exchangeable Notes and the Senior Notes outstanding shall exceed $2,500,000, RIMCO shall be entitled to have a total of two directors serve on the Company's Board of Directors. So long as the Limited Partnerships own an aggregate of 5% or more of the Company's common stock (or any securities exchanged therefor or distributed, issued or issuable with respect thereto), RIMCO is entitled to designate one person for election to the Board of Directors of the Company.

         The first financing under the RIMCO Agreement is the Tranche A Exchangeable Notes. The proceeds from this financing are being used primarily to fund leasehold, drilling and completion costs for Subsidiary's Raceland and Greens Lake Prospects in Lafourche Parish, Louisiana and Galveston County, Texas, respectively, on which 3-D seismic data acquisition is complete. The second financing is in the form of the Senior Notes to be issued by Subsidiary in the maximum amount of $5,000,000. The Company intends that proceeds from the second financing be used primarily to fund future leasehold, drilling and completion costs for the Laurel Grove Prospects in Lafourche Parish, Louisiana, subsequent wells in the Raceland and Greens Lake Prospects, and upfront land and other costs associated with new 3-D seismic projects. The Restated Note Purchase Agreement also provides for a third financing of up to $1,500,000 through the issuance of the Tranche C Exchangeable Notes, in addition to the financing provided by the Tranche A Exchangeable Notes and the Senior Notes. The obligation of the Limited Partnerships to make advances under the Tranche C Exchangeable Notes and the issuance of the Tranche C Exchangeable Notes was conditioned upon the full funding of the Tranche A Exchangeable Notes, which has occurred.

                                                             Page 15 of 21 Pages

         Under the terms of the Restated Exchange Agreement, indebtedness outstanding under the Tranche A Exchangeable Notes is exchangeable, in whole or in part, for Common Stock of the Company at an initial per share price equal to $0.80, subject to anti-dilution adjustments. Subsidiary can require the Limited Partnerships to make such an exchange if they have funded at least $2,800,000 under the Tranche A Exchangeable Notes and the average trading price of the Common stock for any consecutive 20-day trading period is $3.00 or more. Indebtedness outstanding under the Tranche C Exchangeable Notes is exchangeable, in whole or in part, for Common Stock of the Company at an initial per share price equal to $1.50, subject to anti-dilution adjustments. Subsidiary can require the Limited Partnerships to make such an exchange if they have funded at least $1,350,000 under the Tranche C Exchangeable Notes and the average trading price of the Common Stock for any consecutive 20-day trading period is $3.00 or more. As of November 19, 1997, the Tranche A Exchangeable Notes and the Tranche C Exchangeable Notes were fully funded and are presently exchangeable by the Limited Partnerships for 3,750,000 shares and 1,000,000 shares, respectively, of Common Stock of the Company.

         After $3,000,000 in principal was advanced under the Tranche A Exchangeable Notes, Subsidiary may now borrow under the Senior Notes until September 1, 1999. The Senior Notes will mature September 1, 2002. There is no conversion or exchange feature under the Senior Notes.

         In addition to the matters described in this Item 4, as of the date hereof, the reporting persons are aware of certain plans or proposals that relate to or would result in certain of the actions listed in subparagraphs
(a) - (j) of the instructions to Item 4 of Schedule 13D with respect to the Company as the issuer. As previously reported by the Company, on November 14, 1997, the Company entered into a letter of intent with Cliffwood Oil & Gas Corp., a Texas corporation ("Cliffwood"), whereby a newly formed subsidiary of the Company would merge into Cliffwood with Cliffwood as the surviving entity (the "Merger"). As consideration for the Merger, the stockholders of Cliffwood would receive 6.74 shares of Common Stock for each share of currently outstanding Cliffwood Class A or Class B common stock. In connection with the Merger, $4,500,000 aggregate principal amount of Exchangeable Notes would be exchanged for 4,750,000 shares of Common Stock. Following the Merger, Cliffwood stockholders would control approximately 70% of the outstanding voting power of the Company. The consummation of the Merger is subject to a number of conditions, including the purchase by RIMCO or its affiliates of at least $10,000,000 aggregate principal amount of subordinated notes of the Company to be convertible into Common Stock, on terms mutually agreeable to the Company, Cliffwood and RIMCO.

          The Exchangeable Notes mature on September 1, 1999.

Item 5.   Interest in Securities of the Issuer:

Item 5 is hereby deleted in its entirety and replaced with the following:

          (a) - (b)

                          Number of
                           Shares           Shared           Shared        Sole         Sole
                         Beneficially       Voting         Investment      Voting     Investment
   Name                     Owned*          Power*           Power*        Power*       Power*     Percent*
 ----------              ------------      ---------       ----------      ------     ----------   --------
 Associates               4,750,000        4,750,000        4,750,000        0            0          50.9
 RIMCO                    4,750,000        4,750,000        4,750,000        0            0          50.9
 RIMCO I                  1,330,000        1,330,000        1,330,000        0            0          22.5
 RIMCO II                 1,330,000        1,330,000        1,330,000        0            0          22.5
 RIMCO III                  570,000          570,000          570,000        0            0          11.1
 RIMCO IV                 1,520,000        1,520,000        1,520,000        0            0          24.9

                                                             Page 16 of 21 Pages



                           Number of
                            Shares          Shared          Shared         Sole         Sole
                         Beneficially       Voting        Investment      Voting     Investment
    Name                    Owned*          Power*          Power*        Power*       Power*    Percent*
 ----------              ------------      ---------      -----------     ------     ----------  --------
 Roy V. Hood                4,750,000      4,750,000        4,750,000         0           0          50.9
 Paul E. McCollam           4,750,000      4,750,000        4,750,000         0           0          50.9
 David R. Whitney           4,750,000      4,750,000        4,750,000         0           0          50.9
 John B. Parsons            4,750,000      4,750,000        4,750,000         0           0          50.9
 Stephen F. Oakes           4,750,000      4,750,000        4,750,000         0           0          50.9

----------------
* Giving effect to the full funding of the Tranche A Exchangeable Notes and the Tranche C Exchangeable Notes and assuming the exchange of such Exchangeable Notes for shares of Common Stock at an exchange price of $.80 and $1.50 per share, respectively.

         (c) No transactions by any of the reporting persons other than those transactions identified in Item 3 have taken place in the last 60 days.

         (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV, each of which is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry.

         Associates is the managing general partner of RIMCO, the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. Associates has a 55% interest (on a profit basis) in RIMCO, which, as indicated above, has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO I is the record owner of Exchangeable Notes exchangeable for 1,330,000 shares of Common Stock, or 22.5% of the outstanding Common Stock of the Company. RIMCO II is the record owner of Exchangeable Notes exchangeable for 1,330,000 shares of Common Stock, or 22.5% of the outstanding Common Stock of the Company. RIMCO III is the record owner of Exchangeable Notes exchangeable for 570,000 shares of Common Stock, or 11.1% of the outstanding Common Stock of the Company. RIMCO IV is the record owner of Exchangeable Notes exchangeable for 1,520,000 shares of Common Stock, or 24.9% of the outstanding Common Stock of the Company.

         Roy V. Hood, Paul E. McCollam, David R. Whitney and Stephen F. Oakes are managing directors of RIMCO. Mr. Hood is a shareholder and President and a director of Associates. Mr. McCollam is a shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Whitney is shareholder and a Vice President and a director of Associates. Mr. Parsons is a shareholder and a director of Associates.

         Under a Stock Ownership and Registration Rights Agreement dated as of September 6, 1997, as amended as of May 21, 1997, the Company has granted the Limited Partnerships certain demand and "piggy back" registration rights to register under the Securities Act of 1933 any offer of Common Stock held by the Limited Partnerships, as well as securities (if any) issued with respect thereto, including the shares of Common Stock issuable upon exchange of the Exchangeable Notes. The Stock Ownership and Registration Rights Agreement provides for indemnification of the Limited Partnerships by the Company and indemnification of the Company by the Limited Partnerships under certain circumstances related to such registration rights.

                                                             Page 17 of 21 Pages

         The exchange price and number of shares of Common Stock issuable upon exchange of the Exchangeable Notes are subject to adjustment upon certain events such as a reverse stock split or reclassification, merger of the Company or issuances of Common Stock at a price less than the exchange price.

         See Item 4 for a description of the Restated Note Purchase Agreement, the Restated Exchange Agreement and the proposed Merger.

Item 7.  Material to be Filed as Exhibits

         A.    Agreement for Joint Filing on Behalf of Each Reporting Person.

         B. Amended and Restated Note Purchase Agreement among the Company, the Subsidiary and the Limited Partnerships (filed as Exhibit
               10.1 to the Company's Form 8-K filed July 3, 1997 (Commission File No. 0-12633) and incorporated herein by reference).

         C.    Form of Tranche A Exchangeable Note (filed as Exhibit B to the
               Schedule 13D filed September 19, 1996, and incorporated herein by reference).

         D. Form of Tranche C Exchangeable Note (filed as Exhibit 10.2 to the Company's Form 8-K filed July 3, 1997 (Commission File No. 0-12633) and incorporated herein by reference).

         E.    Amended and Restated Guaranty and Exchange Agreement (filed as
               Exhibit 10.3 to the Company's Form 8-K filed July 3, 1997 (Commission File No. 0-12633) and incorporated herein by reference).

         F. Stock Ownership and Registration Rights Agreement among the Company, the Subsidiary and the Limited Partnerships (filed as Exhibit D to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).

         G. First Amendment to Stock Ownership and Registration Rights Agreement among the Company, the Subsidiary and the Limited Partnerships (filed as Exhibit 10.5 to the Company's Form 8-K filed July 3, 1997 (Commission File No. 0-12633) and incorporated herein by reference).

         H. Powers of Attorney (filed as Exhibit E to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).

                                                             Page 18 of 21 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:  December 4, 1997

Signature:            Resource Investors Management Company Limited Partnership
                      By:   RIMCO Associates, Inc.,
                              Its General Partner


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

Date:  December 4, 1997

Signature:            RIMCO Associates, Inc.


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

Date:  December 4, 1997

Signature:            RIMCO Partners, L.P.
                      By:  Resource Investors Management Company
                           Limited Partnership,
                             Its General Partner
                             By: RIMCO Associates, Inc.,
                                 Its General Partner


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

Date:  December 4, 1997

Signature:            RIMCO Partners, L.P. II
                      By:  Resource Investors Management Company
                           Limited Partnership,
                             Its General Partner
                             By:  RIMCO Associates, Inc.,
                                  Its General Partner


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

                                                             Page 19 of 21 Pages

Date:  December 4, 1997

Signature:            RIMCO Partners, L.P. III
                      By:  Resource Investors Management Company
                           Limited Partnership,
                             Its General Partner
                        By:  RIMCO Associates, Inc.,
                             Its General Partner


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

Date:  December 4, 1997

Signature:            RIMCO Partners, L.P. IV
                      By:  Resource Investors Management Company
                           Limited Partnership,
                             Its General Partner
                        By:  RIMCO Associates, Inc.,
                             Its General Partner


                      By:     Roy V. Hood *
                              -------------------------------------------------
                              Name:  Roy V. Hood
                              Title: President

Date:  December 4, 1997

Signature:                    Roy V. Hood *
                              -------------------------------------------------
                                 Roy V. Hood

Date:  December 4, 1997

Signature:                    Paul E. McCollam *
                              -------------------------------------------------
                                 Paul E. McCollam

Date:  December 4, 1997

Signature:                       /s/ David R. Whitney
                              -------------------------------------------------
                                 David R. Whitney

Date:  December 4, 1997

Signature:                    Stephen F. Oakes *
                              -------------------------------------------------
                                  Stephen F. Oakes

Date:  December 4, 1997

Signature:                    John B. Parsons *
                              -------------------------------------------------
                                 John B. Parsons
By:      *David R. Whitney
         Attorney-in-Fact

                                                             Page 20 of 21 Pages


                                   EXHIBIT A

                                   AGREEMENT

         Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Statement on
Schedule 13D/A on its behalf.

           This agreement may be signed in one or more counterparts.


                           Resource Investors Management Company
                           Limited Partnership
                           By:  RIMCO Associates, Inc.,
                                 Its General Partner


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President



                           RIMCO Associates, Inc.


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President


                           RIMCO Partners, L.P.
                           By:  Resource Investors Management Company
                                Limited Partnership,
                                 Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President


                           RIMCO Partners, L.P. II
                           By:  Resource Investors Management Company
                                Limited Partnership,
                                 Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President

                                                             Page 21 of 21 Pages


                           RIMCO Partners, L.P. II
                           By:  Resource Investors Management Company
                                Limited Partnership,
                                 Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President


                           RIMCO Partners, L.P. IV
                           By:  Resource Investors Management Company
                                Limited Partnership,
                                 Its General Partner
                                 By:  RIMCO Associates, Inc.,
                                      Its General Partner


Date:  December 4, 1997    By:  Roy V. Hood *
                                -----------------------------------------------
                                 Name:  Roy V. Hood
                                 Title: President




Date:  December 4, 1997    Roy V. Hood *
                           ----------------------------------------------------
                                 Roy V. Hood


Date:  December 4, 1997    Paul E. McCollam *
                           ----------------------------------------------------
                                 Paul E. McCollam


Date:  December 4, 1997    /s/ David R. Whitney
                           ----------------------------------------------------
                                 David R. Whitney


Date:  December 4, 1997    Stephen F. Oakes *
                           ----------------------------------------------------
                                 Stephen F. Oakes


Date:  December 4, 1997    John B. Parsons *
                           ----------------------------------------------------
                                 John B. Parsons


By:      *David R. Whitney
          Attorney-in-Fact